Secured Promissory Note

$200,000
January 22, 2025

FOR VALUE RECEIVED, ZenaTech, Inc, a corporation ("Maker"), promises to pay to Kenneth D. Monie AS AGENT OF THE FORMER MEMBERS OF KJM LAND SURVEYING LLC. (as defined in that certain Acquisition and Membership Interests Purchase Agreement of even date herewith) ("Payee"), in lawful money of the United States of America, the principal sum of Two Hundred Thousand and No/100 Dollars ($200,000.00), together with interest on the unpaid principal balance at an annual rate equal to six percent (6%), in the manner provided below. Interest shall be calculated on the basis of a year of 365 or 366 days, as applicable, and charged for the actual number of days elapsed.

In connection with the purchase by Maker from Payee of the outstanding of KJM Land Surveying, LLC ("KJM"), this Note has been executed and delivered pursuant to and in accordance with the terms and conditions of the Acquisition and Membership Interests Purchase Agreement, dated as of the date hereof, by and between Maker and Payee (the "Purchase Agreement") and is subject to the terms and conditions of the Purchase Agreement, which are, by this reference, incorporated herein and made a part hereof. Capitalized terms used in this Note without definition shall have the respective meanings set forth in the Purchase Agreement.

1. PAYMENTS

1.1 PRINCIPAL AND INTEREST

Maker shall make monthly payments of principal and accrued but unpaid interest under this Note on each monthly anniversary of the Closing, beginning February 22 2025 in the amounts set forth on Exhibit A hereto. The outstanding principal balance of this Note and all then accrued but unpaid interest hereunder shall be due and payable in full on the third (3rd) anniversary of the date hereof (the "Maturity Date").

1.2 MANNER OF PAYMENT

All payments of principal and interest on this Note shall be made by wire transfer or EFT in accordance with wiring instructions provided to Maker, or at such other place in the United States of America as Payee shall designate to Maker in writing. If any payment of principal or interest on this Note is due on a day that is not a Business Day, such payment shall be due on the next succeeding Business Day, and such extension of time shall be taken into account in calculating the amount of interest payable under this Note. "Business Day" means any day other than a Saturday, Sunday or legal holiday in the State of Florida. .

1.3 PREPAYMENTS

    (a) Maker may, without premium or penalty, at any time and from time to time, prepay all or any portion of the outstanding principal balance due under this Note, provided that each such prepayment is accompanied by accrued and unpaid interest on the amount of principal prepaid calculated to the date of such prepayment. Any partial prepayments shall be applied to installments of principal in inverse order of their maturity.

(b) Maker shall repay this Note, in full, upon a Change of Control of KJM. For purposes hereof, a "Change of Control" means, with respect to Maker, the occurrence of (i) the consummation of any transaction or series of transactions, including without limitation, any tender or exchange offer, privately negotiated purchases, merger, consolidation or otherwise, which results in any person(s) becoming the beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of more than 30% of the membership interests of KJM, measured only by voting power rather than number of units or interests; or (ii) the direct or indirect sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of KJM.

1.4 RIGHT OF SETOFF

In addition to the rights and remedies set forth elsewhere in this Note and the Purchase Agreement, the Maker shall have the right to set off against the payment of any liabilities or obligations of Seller which were not disclosed to Maker in writing (or any of their respective employees, representatives or agents), including, but not limited to, trade account disputes, back taxes and penalties.

1.5 SECURITY

This Note is secured by a lien and security interest on the Company Membership Interests (as such term is defined in the Purchase Agreement) pursuant to that certain Membership Interests Pledge Agreement, dated as of the date hereof, by Maker in favor of the Payee (the "Membership Interests Pledge Agreement").

1.6 PRIORITY OF PAYMENTS

Maker agrees that, until this Note is indefeasibly paid in full, no distributions will be made to any of its members, other than distributions to pay actual federal and state income taxes of such members as a result of their equity interests.

1.7 FINANCIAL REPORTS

Maker agrees that, until this Note is indefeasibly paid in full, it will deliver to Payee, no later than thirty (30) days following the end of each of its fiscal quarters, the Company's balance sheet and related statements of operations and cash flows as of the end of and for such quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, which shall present fairly in all material respects the financial condition and results of operations of KJM in accordance with general accepted accounting principles consistently applied, subject to normal year-end audit adjustments and the absence of footnotes.

2. DEFAULTS

2.1 EVENTS OF DEFAULT

The occurrence of any one or more of the following events with respect to Maker shall constitute an event of default hereunder ("Event of Default"):

(a)   If Maker shall fail to pay when due any payment of principal or interest on this Note and such failure continues for ten (10) days following the date thereof, provided, however, that the exercise by Maker in good faith of its right of setoff pursuant to Section 1.4 above, whether or not ultimately determined to be justified, shall not constitute an Event of Default.

(b)   If, pursuant to or within the meaning of the United States Bankruptcy Code or any other federal or state law relating to insolvency or relief of debtors (a "Bankruptcy Law"), Maker or KJM shall (i) commence a voluntary case or proceeding; (ii) consent to the entry of an order for relief against it in an involuntary case; (iii) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official; (iv) make an assignment for the benefit of its creditors; or (v) admit in writing its inability to pay its debts as they become due.

(c)   If a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against Maker or KJM in an involuntary case; (ii) appoints a trustee, receiver, assignee, liquidator or similar official for Maker or KJM or substantially all of Maker's or KJM's properties; or (iii) orders the liquidation of Maker or KJM, and in each case the order or decree is not dismissed within sixty (60) days.

(d)   If there is any event of default under the Membership Interests Pledge Agreement that is not cured within any applicable cure periods.

2.2 NOTICE BY MAKER

Maker shall notify Payee in writing within five days (5) after the occurrence of any Event of Default of which Maker acquires knowledge.

2.3 REMEDIES

Upon the occurrence of an Event of Default hereunder (unless all Events of Default have been cured or waived by Payee), Payee may, at its option, (i) by written notice to Maker, declare the entire unpaid principal balance of this Note, together with all accrued interest thereon, immediately due and payable regardless of any prior forbearance and (ii) exercise any and all rights and remedies available to it under applicable law, including, without limitation, the right to collect from Maker all sums due under this Note. Maker shall pay all reasonable costs and expenses incurred by or on behalf of Payee in connection with Payee's exercise of any or all of its rights and remedies under this Note, including, without limitation, reasonable attorneys' fees and expenses.

3. MISCELLANEOUS

3.1 WAIVER

The rights and remedies of Payee under this Note shall be cumulative and not alternative. No waiver by Payee of any right or remedy under this Note shall be effective unless in a writing signed by Payee. Neither the failure nor any delay in exercising any right, power or privilege under this Note will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege by Payee will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right of Payee arising out of this Note can be discharged by Payee, in whole or in part, by a waiver or renunciation of the claim or right unless in a writing signed by Payee; (b) no waiver that may be given by Payee will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on Maker will be deemed to be a waiver of any obligation of Maker or of the right of Payee to take further action without notice or demand as provided in this Note. Maker hereby waives presentment, demand, protest and notice of dishonor and protest.

3.2 SUBORDINATION

This Note is senior in right of payment to any other indebtedness of Maker and Maker shall not incur any indebtedness following the date hereof unless the Payee of such debt enters into a Subordination Agreement acceptable to Payee.

3.3 NOTICES

Any notice required or permitted to be given hereunder shall be given in accordance with Section 9.9 of the Purchase Agreement.

3.4 SEVERABILITY

If any provision in this Note is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Note will remain in full force and effect. Any provision of this Note held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

3.5 GOVERNING LAW

This Note will be governed by and construed under the laws of the State of Florida without regard to conflicts-of-laws principles that would require the application of any other law.

3.6 PARTIES IN INTEREST

This Note shall not be assigned or transferred by Payee without the express prior written consent of Maker. Subject to the preceding sentence, this Note will be binding in all respects upon Maker and inure to the benefit of Payee and its successors and assigns.

3.7 SECTION HEADINGS; CONSTRUCTION

The headings of Sections in this Note are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Note unless otherwise specified. All words used in this Note will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the words "hereof" and "hereunder" and similar references refer to this Note in its entirety and not to any specific section or subsection hereof, the words "including" or "includes" do limit the preceding words or terms and the word "or" is used in the inclusive sense.

IN WITNESS WHEREOF, Maker has executed and delivered this Note as of the date first stated above.

ZENATECH, Inc.

By: _James Sherman_
James Sherman (Jan 22, 2025 14:29 CST)
James Sherman, President

EXHIBIT A

PAYMENT SCHEDULE

$200,000 together with interest on the unpaid principal balance at an annual rate equal to 6%

Payable in monthly installments, including interest

Transaction closing date - January 22, 2025

Date of Payment	Principal Amount	Interest Amount	Total Amount to be paid
February 22, 2025	$5,555.56	$1,000.00	$6,555.56
March 22, 2025	$5,555.56	$972.22	$6,527.78
April 22, 2025	$5,555.56	$944.44	$6,500.00
May 22, 2025	$5,555.56	$916.67	$6,472.22
June 22, 2025	$5,555.56	$888.89	$6,444.44
July 22, 2025	$5,555.56	$861.11	$6,416.67
August 22, 2025	$5,555.56	$833.33	$6,388.89
September 22, 2025	$5,555.56	$805.56	$6,361.11
October 22, 2025	$5,555.56	$777.78	$6,333.33
November 22, 2025	$5,555.56	$750.00	$6,305.56
December 22, 2025	$5,555.56	$722.22	$6,277.78
January 22, 2026	$5,555.56	$694.44	$6,250.00
February 22, 2026	$5,555.56	$666.67	$6,222.22
March 22, 2026	$5,555.56	$638.89	$6,194.44
April 22, 2026	$5,555.56	$611.11	$6,166.67
May 22, 2026	$5,555.56	$583.33	$6,138.89
June 22, 2026	$5,555.56	$555.56	$6,111.11
July 22, 2026	$5,555.56	$527.78	$6,083.33
August 22, 2026	$5,555.56	$500.00	$6,055.56
September 22, 2026	$5,555.56	$472.22	$6,027.78
October 22, 2026	$5,555.56	$444.44	$6,000.00
November 22, 2026	$5,555.56	$416.67	$5,972.22
December 22, 2026	$5,555.56	$388.89	$5,944.44
January 22, 2027	$5,555.56	$361.11	$5,916.67
February 22, 2027	$5,555.56	$333.33	$5,888.89
March 22, 2027	$5,555.56	$305.56	$5,861.11
April 22, 2027	$5,555.56	$277.78	$5,833.33
May 22, 2027	$5,555.56	$250.00	$5,805.56
June 22, 2027	$5,555.56	$222.22	$5,777.78
July 22, 2027	$5,555.56	$194.44	$5,750.00
August 22, 2027	$5,555.56	$166.67	$5,722.22
September 22, 2027	$5,555.56	$138.89	$5,694.44
October 22, 2027	$5,555.56	$111.11	$5,666.67
November 22, 2027	$5,555.56	$83.33	$5,638.89
December 22, 2027	$5,555.56	$55.56	$5,611.11
January 22, 2028	$5,555.56	$27.78	$5,583.33
Total	**$200,000.00**	**$18,500.00**	**$218,500.00**

AGREEMENT NOT TO COMPETE

THIS AGREEMENT NOT TO COMPETE is entered into by and between ZenaTech, Inc.., a Wyoming corporation, ("*Buyer*"), KJM Land Surveying, LLC, a Florida Limited Liability Company with a principal office address of 1616 W. Avery Street Pensacola, FL 32501 (the "*Company*"), and Kenneth D. Monie (the "Majority Holder") as of the 22nd day of January, 2025.

W I T N E S S E T H

WHEREAS, pursuant to a certain Acquisition and Membership Interests Purchase Agreement executed by the parties, Buyer has on this date closed on the purchase from the members 100% of the issued and outstanding Membership Interests and warrants, options or other rights to acquire Interests of the Company (the "*Company Membership Interests*"), and,

WHEREAS, Majority Holder has owned and operated the said business for several years in the past and the Majority Holder has an intimate knowledge of such business, its method of operation, its business plan, its financial operations, its customers and potential customer base, and other activities and services, including but not limited to, memoranda; files; forms, techniques, methods and procedures; programs; client accounts and customer lists; costs and prices; client needs, requirements and business affairs; records; manuals; computer data, software, and databases, and report information regarding independent contractors, and other trade secrets and confidential information which gives or could give the business a competitive advantage in the marketplace (hereinafter referred to collectively as the "Proprietary Property"), and therefore Buyer is and was not willing to execute the agreement related to the purchase of the Company Membership Interests described above, or to close on said agreement, therefore purchasing all of the Company Membership Interests related to such business, unless and until the Majority Holder agrees not to disclose to any third parties any information within their knowledge relative to such business, and until and unless the Majority Holder executes this agreement thereby agreeing not to compete with Buyer in the same or similar business for a reasonable period of time, and within a reasonable area.

NOW THEREFORE, the Majority Holder and Buyer in consideration of the portion of the purchase price provided for below, the mutual agreements set forth below, Buyer's execution of the agreements agreeing to purchase the Company Membership Interests from the Members, and in consideration of Buyer's closing on said agreement, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, do hereby agree as follows:

1.   Majority Holder agrees that during the term of this agreement, they shall not at any time, except as required by any Court, supervisory authority, or administrative agency, without the written consent of Buyer, disclose to any person or entity any material confidential information within their knowledge relative to the subject business; provided however, that confidential information shall not include any information known generally to the public. The

Majority Holder covenants and agrees that the Majority Holder shall not communicate or divulge to, or use for the benefit of himself or any other person, firm, entity, association or corporation, without the prior written consent of the Buyer, any information in any way relating to the Proprietary Property. The Proprietary Property shall be the sole property of the Buyer and upon closing, the Majority Holder shall thereupon return all Proprietary Property (including, without limitation, all lists, documents or other types of records and any written, typed, printed or computer stored materials identifying the clients or the personnel of clients, together with any and all data involving advertising techniques, processing techniques, manuals, materials, programs, methods or contracts) in his possession or control to the Buyer. The Majority Holder shall have no right to retain copies of such Proprietary Property without the express written consent of the Buyer. The covenants contained herein shall be construed as an independent agreement. The existence of any claim or cause of action of the Majority Holder against the Buyer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement hereof.

2. Majority Holder acknowledges that in the course of Majority Holder' ownership of the business, Majority Holder obtained knowledge of confidential matters essential to said business, and the competitive position of said business, including, without limitation, knowledge of said business' customers, potential customer base, business strategies, method of operation, and financial information, and that such knowledge would unfairly disadvantage Buyer were Majority Holder to engage in business activities competitive with Buyer in Buyer's ownership and operation of the business. Majority Holder further acknowledges that the business of the Company is surveying land and that a narrow geographic scope would not afford Buyer the protection that is a part of the consideration for the purchase and sale. Majority Holder therefore agrees that Majority Holder shall not for a period of three (3) years from and after the closing of the Acquisition and Membership Interests Purchase Agreement (the "**Closing**") perform services as an officer, director, consultant, or employee of, or be or become the owner whether as sole proprietor, partner, joint venturer, shareholder, member or otherwise, or otherwise participate in or own in any manner any business engaged in the same or similar business as the subject business or other similar type businesses, within the United States. Buyer agrees to cause Majority Holder to abide by the terms of this Non-Competition Agreement, and further that in the event of the breach of this agreement by Majority Holder, that Majority Holder shall be liable for any damages payable by Majority Holder to the Buyer because of said breach. In the furtherance of the foregoing and not in limitation thereof, the Majority Holder agree that for a period of three (3) years after the Closing, the Majority Holder shall not, directly or indirectly, solicit or service in any way, on behalf of himself or on behalf of or in conjunction with others, any client or customer, or prospective client or customer who has been solicited or serviced by the Company prior to the Closing. In furtherance of the foregoing and not in limitation thereof, the Majority Holder agree that for a period of three (3) years after the Closing, the Majority Holder shall not, directly or indirectly, for himself or any enterprise engaged in competition with the Buyer, solicit for employment or employ any employee or independent contractor who is then employed or retained by the Buyer or who has been employed or retained by the Buyer prior to the Closing. The covenants contained herein shall be construed as an independent agreement. The existence of any claim or cause of action of the Majority Holder against the Buyer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement hereof.

3.   All parties hereto agree and acknowledge that the breach by Majority Holder of the provisions of this Non-Competition Agreement would cause irreparable harm to Buyer that could not adequately be compensated by monetary damages. Accordingly, all parties hereto agree that in addition to any other legal remedies that may be available to Buyer in the event of the breach of this Non-Competition Agreement (including monetary damages) the provisions of this Non-Competition Agreement may be enforced through appropriate injunctive or other equitable relief, without the requirement to post bond.

4.   In the event that any reviewing court, arbitration panel, or other reviewing tribunal finds that any part of this Non-Competition Agreement is unreasonable and therefore unenforceable with respect to all or any of the time, area, or activities specified, then said reviewing tribunal may reduce the time, area, or other activities of this Non-Competition Agreement to a time, area, or activity that it deems to be reasonable and therefore enforceable.

5.   The remedies contained in this Agreement are cumulative and not exclusive.

6.   This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Florida, without giving effect to principles of conflicts of law. Any dispute which may arise under this Agreement, or which is in any way connected with it, shall be decided and settled with exclusive jurisdiction by the State or Federal Court located in Florida.

7.   This Agreement contains the entire agreement of the parties relative to its subject matter, and any amendment or addition hereto, in order to be enforceable, must be in writing and signed by all parties hereto.

8.   Should any legal action be taken regarding this Agreement, the prevailing party shall recover from the losing party all reasonable attorney's fees and costs incurred thereby.

9.   This Agreement may be executed in multiple counterparts, each of which shall be deemed an original.

10.   Gender references used herein shall be modified as required to meet the circumstances. Whenever the context so requires, the plural shall include the singular and vice versa.

11.   This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Florida, without giving effect to principles of conflicts of law. Any dispute which may arise under this Agreement, or which is in any way connected with it, shall be decided and settled with exclusive jurisdiction by the State or Federal Court located in State of Florida.

EXECUTED as of the date set forth above.

"BUYER"

ZENATECH, Inc.

BY: _James Sherman_
James Sherman (Jan 22, 2025 14:29 CST)

James Sherman, President

"COMPANY"

KJM LAND SURVEYING, LLC

BY: _Kenneth D. Monie_
Kenneth D. Monie (Jan 22, 2025 15:07 CST)

Kenneth D. Monie, Manager

"MAJORITY HOLDER"

BY: _Kenneth D. Monie_
Kenneth D. Monie (Jan 22, 2025 15:07 CST)

Kenneth D. Monie

Prepared by and return to:
Kerry Anne Schultz, Esq.
Schultz Law Group, P.L.L.C.
2777 Gulf Breeze Parkway
Gulf Breeze, Florida 32563
File No. 25-00017..L

CERTIFICATE OF RESOLUTION

The undersigned does hereby certify to Schultz Law Group, P.L.L.C. ("Closer") that they are the current Members of KJM LAND SURVEYING, LLC, a Florida limited liability company, and that a meeting of the Company duly called on January 22, 2025, a quorum being present and voting in accordance with the Articles of Organization of the Company, the following resolutions were duly adopted and are now in full force and effect:

RESOLVED, that the Members and the Company approves the terms and conditions of the purchase by the Company of substantially all of the Units of KJM LAND SURVEYING, LLC, a Florida limited liability company by ZENATECH, INC., a Wyoming corporation.

RESOLVED FURTHER that **KENNETH D. MONIE and MICHAEL WATTS AUSTIN** are hereby authorized, empowered and directed to execute on behalf of the Company, and to deliver to Closer any and all documents in form and content acceptable to Closer, and the execution of the said documents by the Company shall constitute conclusive evidence of approval by the Company of the form and content of the documents.

RESOLVED FURTHER, that the undersigned is authorized and directed to deliver a certified copy of the foregoing resolutions to the Closer and to certify that the foregoing resolutions were duly adopted and that the provisions thereof are in full conformity with the Articles of Organization of the Company.

RESOLVED, that this further certifies that consummating the transaction described in the agreement constitutes an acquisition by the Company in the ordinary course of its business.

I FURTHER CERTIFY as follows:

1. That the following are the current members of the Company, and the signatures herein are bona fide and authorized signatures for each:

Name		Title	Signature
Kenneth D. Monie	Manager	owner	Kenneth D. Monie Kenneth D. Monie (Jan 22, 2025 15:07 CST)
Michael Watts Austin	Manager	PSM	michael w. austin

2. That the foregoing resolutions are in full force and effect, have not been amended or rescinded, that such resolution do not violate or exceed the authority of the officers/directors.

IN WITNESS WHEREOF, I have hereunto executed this Certificate as of this 22nd day of January, 2025.

Kenneth D. Monie
Kenneth D. Monie (Jan 22, 2025 15:07 CST)

KENNETH D. MONIE

michael w. austin

MICHAEL WATTS AUSTIN

CERTIFICATE

This Certificate is dated effective January 22, 2025 and is made by Kenneth D. Monie and Michael Watts Austin (collectively "**the Members**") and KJM Land Surveying, LLC, a Florida limited liability company ("**Company**") Company and Members together the "**Seller Parties**") in favor of ZENATECH, INC., a Wyoming corporation ("**Buyer**")

Buyer, Company, and the Seller Parties entered into an Acquisition and Membership Interests Purchase Agreement dated January 22, 2025, (the "**Agreement**"). The Members are signing and delivering this Certificate pursuant to Section 4 of the Agreement, and as a condition to Buyer closing the transaction provided for in the Agreement.

Members certify to Buyer as follows:

1.   **Representations and Warranties**. Each of the representations and warranties set forth in Section 2 of the Agreement: (a) was accurate in all respects as of the date of the Agreement; and (b) is accurate in all respects as of the date of this Certificate.

2.   **Covenants**. The Members has performed and complied with each of the covenants set forth in Section 2 of the Agreement in all respects.

Dated effective as of the date set forth in the preamble.

MEMBERS:

Kenneth D. Monie
Kenneth D. Monie (Jan 22, 2025 15:07 CST)
_____
KENNETH D. MONIE

michael w austin
_____
MICHAEL WATTS AUSTIN

KJM LAND SURVEYING, LLC:

Kenneth D. Monie
Kenneth D. Monie (Jan 22, 2025 15:07 CST)
_____
KENNETH D. MONIE, MANAGER

michael w austin
_____
MICHAEL WATTS AUSTIN, MANAGER

MEMBERSHIP INTERESTS PLEDGE AGREEMENT

THIS PLEDGE AGREEMENT (this "**Agreement**") dated January 22, 2025, is made by ZenaTech, Inc, a Wyoming corporation (the "**Pledgor**"), to Kenneth D. Monie AS AGENT OF THE FORMER MEMBERS OF KJM LAND SURVEYING LLC. (as defined in that certain Acquisition and Membership Interests Purchase Agreement of even date herewith) ("**Secured Party**"), in connection with the purchase of the outstanding membership interests (the "**Purchased Interests**") of KJM Land Surveyors LLC ("**KJM**"), pursuant to the terms of that certain Acquisition and Membership Interests Purchase Agreement, entered into as of the date hereof, by Pledgor and the Secured Party (the "**Purchase Agreement**").

PRELIMINARY STATEMENTS:

The Pledgor purchased the Purchased Interests in partial exchange for that certain Secured Promissory Note entered into as of the date hereof (the "**Note**").

It is a condition precedent to the acceptance by Secured Party of the Note as consideration for the acquisition of the Purchased Interests that the Pledgor shall have made the pledge and granted the assignment and security interest contemplated by this Agreement.

NOW, THEREFORE, in consideration of the premises and in order to induce the Secured Party to accept the Note, the Pledgor hereby agrees with the Secured Party as follows:

1.   Definitions.

(a)   Unless otherwise specified herein, all references to Sections and Schedules herein are to Sections and Schedules of this Agreement.

(b)   Unless otherwise defined herein, terms used herein that are defined in the UCC shall have the meanings assigned to them in the UCC. However, if a term is defined in Article 9 of the UCC differently than in another Article of the UCC, the term has the meaning specified in Article 9.

(c)   For purposes of this Agreement, the following terms shall have the following meanings:

"**Collateral**" has the meaning set forth in *Section 2*.

"**Event of Default**" means a default under the Note.

"**Pledged Interests**" means the Interests of KJM described in Schedule 1 hereto with the rights provided for in the Articles of Organization of KJM, and the Operating Agreement of KJM and the certificates, instruments and agreements representing the Pledged Interests, including but not limited to the Purchase Agreement and includes any securities or other interests, howsoever evidenced or denominated, received by the Pledgor in exchange for or as a dividend or distribution on or otherwise received in respect of the Pledged Interests.

"**Proceeds**" means "proceeds" as such term is defined in Section 9-102 of the UCC and, in any event, shall include, without limitation, all dividends or other income from the Pledged Interests, collections thereon or distributions with respect thereto.

"**Secured Obligations**" has the meaning set forth in *Section 3*.

"**UCC**" means the Uniform Commercial Code as in effect from time to time in the State of Florida or, when the laws of any other state govern the method or manner of the perfection or enforcement of any security interest in any of the Collateral, the Uniform Commercial Code as in effect from time to time in such state.

2.   Pledge. The Pledgor hereby pledges, assigns and grants to the Secured Party, and hereby creates a continuing first priority lien and security interest in favor of the Secured Party in and to all of its right, title and interest in and to the following, wherever located, whether now existing or hereafter from time to time arising or acquired (collectively, the "**Collateral**"):

        (a)   the Pledged Interests; and

        (b)   all Proceeds and products of the foregoing, all books and records relating to the foregoing, all supporting obligations related thereto, and all accessions to, substitutions and replacements for, and profits and products of, each of the foregoing, and any and all Proceeds of any insurance, indemnity, warranty or guaranty payable to the Pledgor from time to time with respect to any of the foregoing.

3.   Secured Obligations. The Collateral secures the due and prompt payment and performance of:

        (a)   the obligations of the Pledgor from time to time arising under the Note , this Agreement or otherwise with respect to the due and prompt payment of (i) the principal of and premium, if any, and interest on the Note (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise and (ii) all other monetary obligations, including fees, costs, attorneys' fees and disbursements, reimbursement obligations, contract causes of action, expenses and indemnities, whether primary, secondary, direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Pledgor under or in respect of the Note; and

2

(b)   all other covenants, duties, debts, obligations and liabilities of any kind of the Pledgor under or in respect of the Note, in each case whether evidenced by a note or other writing, whether allowed in any bankruptcy, insolvency, receivership or other similar proceeding, whether arising from an extension of credit, issuance of a letter of credit, acceptance, loan, guaranty, indemnification or otherwise, and whether primary, secondary, direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, fixed or otherwise (all such obligations, covenants, duties, debts, liabilities, sums and expenses set forth in *Section* 3 being herein collectively called the "**Secured Obligations**").

4.   Perfection of Pledge.

(a)   The Pledgor shall, from time to time, as may be required by the Secured Party with respect to all Collateral, take all actions as may be requested by the Secured Party to perfect the security interest of the Secured Party in the Collateral, including, without limitation, with respect to all Collateral over which control may be obtained within the meaning of Sections 679.4061 and 679.4081 of the *Florida Statutes*, the Pledgor shall take all actions as may be requested from time to time by the Secured Party so that control of such Collateral is obtained and at all times held by the Secured Party. All of the foregoing shall be at the sole cost and expense of the Pledgor.

(b)   The Pledgor hereby irrevocably authorizes the Secured Party at any time and from time to time to file in any relevant jurisdiction any financing statements and amendments thereto that contain the information required by Article 9 of the UCC of each applicable jurisdiction for the filing of any financing statement or amendment relating to the Collateral, without the signature of the Pledgor where permitted by law. The Pledgor agrees to provide all information required by the Secured Party pursuant to this Section promptly to the Secured Party upon request.

5.   Representations and Warranties. The Pledgor represents and warrants as follows:

(a)   The Pledged Interests have been duly authorized and validly issued and are fully paid and non-assessable and subject to no options to purchase or similar rights. All information set forth in Schedule 1 relating to the Pledged Interests is accurate and complete.

(b)   At the time the Collateral becomes subject to the lien and security interest created by this Agreement, the Pledgor will be the sole, direct, legal and beneficial owner thereof, free and clear of any lien, security interest, encumbrance, claim, option or right of others except for the security interest created by this Agreement.

(c)   The pledge of the Collateral pursuant to this Agreement creates a valid and perfected first priority security interest in the Collateral, securing the payment and performance when due of the Secured Obligations.

(d)   It has full power, authority and legal right to borrow the amount set forth in the Note and pledge the Collateral pursuant to this Agreement.

(e)   This Agreement has been duly executed and delivered by the Pledgor and constitutes a legal, valid and binding obligation of the Pledgor enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and subject to equitable principles (regardless of whether enforcement is sought in equity or at law).

(f)   No authorization, approval, or other action by, and no notice to or filing with, any governmental authority, regulatory body or any other entity is required for the borrowing of the Loan and the pledge by the Pledgor of the Collateral pursuant to this Agreement or for the execution and delivery of the Note and this Agreement by the Pledgor or the performance by the Pledgor of its obligations thereunder.

(g)   The execution and delivery of this Agreement by the Pledgor and the performance by the Pledgor of its obligations thereunder, will not violate any provision of any applicable law or regulation or any order, judgment, writ, award or decree of any court, arbitrator or governmental authority, domestic or foreign, applicable to the Pledgor or any of its property, or the organizational or governing documents of the Pledgor or any agreement or instrument to which the Pledgor is party or by which it or its property is bound.

(h)   The Pledgor has taken all action required on its part for control (as defined in Section 8-106 of the UCC) to have been obtained by the Secured Party over all Collateral with respect to which such control may be obtained pursuant to the UCC. No person other than the Secured Party has control or possession of all or any part of the Collateral. Without limiting the foregoing, all certificates, agreements or instruments representing or evidencing the Pledged Interests in existence on the date hereof have been delivered to the Secured Party in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank.

6.   Dividends and Voting Rights.

(a)   The Secured Party agrees that unless an Event of Default shall have occurred and be continuing, the Pledgor may vote and give consents, ratifications and waivers with respect thereto, except to the extent that any such vote, consent, ratification or waiver would detract from the value thereof as Collateral or which would be inconsistent with or result in any violation of any provision of the Note or this Agreement.

(b)   The Secured Party agrees that the Pledgor may, unless an Event of Default shall have occurred and be continuing, receive and retain all dividends and other distributions with respect to the Pledged Interests.

7.   Further Assurances.

(a)   The Pledgor shall, at its own cost and expense, defend title to the Collateral and the first priority lien and security interest of the Secured Party therein against the claim of any person claiming against or through the Pledgor and shall maintain and preserve such perfected first priority security interest for so long as this Agreement shall remain in effect.

(b)   The Pledgor agrees that at any time and from time to time, at the expense of the Pledgor, the Pledgor will promptly execute and deliver all further instruments and documents, obtain such agreements from third parties, and take all further action, that may be necessary or desirable, or that the Secured Party may reasonably request, in order to create and/or maintain the validity, perfection or priority of and protect any security interest granted or purported to be granted hereby or to enable the Secured Party to exercise and enforce its rights and remedies hereunder or under any other agreement with respect to any Collateral.

(c)   The Pledgor will not, without providing at least 30 days' prior written notice to the Secured Party, change its legal name, identity, type of organization, jurisdiction of organization, corporate structure, location of its chief executive office or its principal place of business or its organizational identification number. The Pledgor will, prior to any change described in the preceding sentence, take all actions reasonably requested by the Secured Party to maintain the perfection and priority of the Secured Party's security interest in the Collateral.

8.   Transfers and Other Liens. The Pledgor agrees that it will not sell, offer to sell, dispose of, convey, assign or otherwise transfer, grant any option with respect to, restrict, or grant, create, permit or suffer to exist any mortgage, pledge, lien, security interest, option, right of first offer, encumbrance or other restriction or limitation of any nature whatsoever on, any of the Collateral or any interest therein except as expressly provided for herein or with the prior written consent of the Secured Party.

9.   Secured Party Appointed Attorney-in-Fact. The Pledgor hereby appoints the Secured Party the Pledgor's attorney-in-fact, with full authority in the place and stead of the Pledgor and in the name of the Pledgor or otherwise, from time to time during the continuance of an Event of Default in the Secured Party's discretion to take any action and to execute any instrument which the Secured Party may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, to receive, endorse and collect all instruments made payable to the Pledgor representing any dividend, interest payment or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same (but the Secured Party shall not be obligated to and shall have no liability to the Pledgor or any third party for failure to do so or take action). For so long as this Agreement shall remain in effect, such appointment, being coupled with an interest, shall be irrevocable. The Pledgor hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof.

10.   Secured Party May Perform. If the Pledgor fails to perform any obligation contained in this Agreement, the Secured Party may itself perform, or cause performance of, such obligation, and the expenses of the Secured Party incurred in connection therewith shall be payable by the Pledgor; *provided that* the Secured Party shall not be required to perform or discharge any obligation of the Pledgor.

11.   Reasonable Care. The Secured Party shall have no duty with respect to the care and preservation of the Collateral beyond the exercise of reasonable care. The Secured Party shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which the Secured Party accords its own property, it being understood that the Secured Party shall not have any responsibility for (a) ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Collateral, whether or not the Secured Party has or is deemed to have knowledge of such matters, or (b) taking any necessary steps to preserve rights against any parties with respect to any Collateral. Nothing set forth in this Agreement, nor the exercise by the Secured Party of any of the rights and remedies hereunder, shall relieve the Pledgor from the performance of any obligation on the Pledgor's part to be performed or observed in respect of any of the Collateral.

12.   Remedies Upon Default.

        (a)   If any Event of Default shall have occurred and be continuing, the Secured Party may, without any other notice to or demand upon the Pledgor, assert all rights and remedies of a secured party under the UCC or other applicable law, including, without limitation, the right to take possession of, hold, collect, sell, lease, deliver, grant options to purchase or otherwise retain, liquidate or dispose of all or any portion of the Collateral. If notice prior to disposition of the Collateral or any portion thereof is necessary under applicable law, written notice mailed to the Pledgor at its notice address as provided in *Section* **15** hereof ten business days prior to the date of such disposition shall constitute reasonable notice, but notice given in any other reasonable manner shall be sufficient. So long as the sale of the Collateral is made in a commercially reasonable manner, the Secured Party may sell such Collateral on such terms and to such purchaser(s) as the Secured Party in its absolute discretion may choose, without assuming any credit risk and without any obligation to advertise or give notice of any kind other than that necessary under applicable law. Without precluding any other methods of sale, the sale of the Collateral or any portion thereof shall have been made in a commercially reasonable manner if conducted in conformity with reasonable commercial practices of creditors disposing of similar property. At any sale of the Collateral, if permitted by applicable law, the Secured Party may be the purchaser, licensee, assignee or recipient of the Collateral or any part thereof and shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold, assigned or licensed at such sale, to use and apply any of the Secured Obligations as a credit on account of the purchase price of the Collateral or any part thereof payable at such sale. To the extent permitted by applicable law, the Pledgor waives all claims, damages and demands it may acquire against the Secured Party arising out of the

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exercise by it of any rights hereunder. The Pledgor hereby waives and releases to the fullest extent permitted by law any right or equity of redemption with respect to the Collateral, whether before or after sale hereunder, and all rights, if any, of marshalling the Collateral and any other security for the Secured Obligations or otherwise. At any such sale, unless prohibited by applicable law, the Secured Party or any custodian may bid for and purchase all or any part of the Collateral so sold free from any such right or equity of redemption. Neither the Secured Party nor any custodian shall be liable for failure to collect or realize upon any or all of the Collateral or for any delay in so doing, nor shall it be under any obligation to take any action whatsoever with regard thereto. The Secured Party shall not be obligated to clean-up or otherwise prepare the Collateral for sale.

(b)   If any Event of Default shall have occurred and be continuing, all rights of the Pledgor to (i) exercise the voting and other consensual rights it would otherwise be entitled to exercise pursuant to *Section* **6(a)** and (ii) receive the dividends and other distributions which it would otherwise be entitled to receive and retain pursuant to *Section* **6(b)**, shall immediately cease, and all such rights shall thereupon become vested in the Secured Party, which shall have the sole right to exercise such voting and other consensual rights and receive and hold such dividends and other distributions as Collateral.

(c)   If any Event of Default shall have occurred and be continuing, any cash held by the Secured Party as Collateral and all cash Proceeds received by the Secured Party in respect of any sale of, collection from, or other realization upon all or any part of the Collateral shall be applied in whole or in part by the Secured Party to the payment of expenses incurred by the Secured Party in connection with the foregoing or incidental to the care or safekeeping of any of the Collateral or in any way relating to the Collateral or the rights of the Secured Party hereunder, including reasonable attorneys' fees, and the balance of such proceeds shall be applied or set off against all or any part of the Secured Obligations in such order as the Secured Party shall elect. Any surplus of such cash or cash Proceeds held by the Secured Party and remaining after payment in full of all the Secured Obligations shall be paid over to the Pledgor or to whomsoever may be lawfully entitled to receive such surplus. The Pledgor shall remain liable for any deficiency if such cash and the cash Proceeds of any sale or other realization of the Collateral are insufficient to pay the Secured Obligations and the fees and other charges of any attorneys employed by the Secured Party to collect such deficiency.

(d)   If the Secured Party shall determine to exercise its rights to sell all or any of the Collateral pursuant to this Section, the Pledgor agrees that, upon request of the Secured Party, the Pledgor will, at its own expense, do or cause to be done all such acts and things as may be necessary to make such sale of the Collateral or any part thereof valid and binding and in compliance with applicable law.

13.   <u>No Waiver and Cumulative Remedies</u>. The Secured Party shall not by any act (except by a written instrument pursuant to *Section* **14**), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any Default or

Event of Default. All rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies provided by law.

14.   Amendments. None of the terms or provisions of this Agreement may be amended, modified, supplemented, terminated or waived, and no consent to any departure by the Pledgor therefrom shall be effective unless the same shall be in writing and signed by the Secured Party and the Pledgor, and then such amendment, modification, supplement, waiver or consent shall be effective only in the specific instance and for the specific purpose for which made or given.

15.   Addresses For Notices. All notices and other communications provided for in this Agreement shall be in writing and shall be given in the manner and become effective as set forth in the Purchase Agreement and addressed to the respective parties at their addresses as specified in the Purchase Agreement or as to either party at such other address as shall be designated by such party in a written notice to each other party.

16.   Continuing Security Interest; Further Actions. This Agreement shall create a continuing first priority lien and security interest in the Collateral and shall (a) subject to *Section* 17, remain in full force and effect until payment and performance in full of the Secured Obligations, (b) be binding upon the Pledgor, its successors and assigns, and (c) inure to the benefit of the Secured Party and its successors, transferees and assigns; *provided that* the Pledgor may not assign or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the Secured Party.

17.   Termination; Release. On the date on which all Note and other Secured Obligations have been paid and performed in full, the Secured Party will, at the request and sole expense of the Pledgor, (a) duly assign, transfer and deliver to or at the direction of the Pledgor (without recourse and without any representation or warranty) such of the Collateral as may then remain in the possession of the Secured Party, together with any monies at the time held by the Secured Party hereunder, and (b) execute and deliver to the Pledgor a proper instrument or instruments acknowledging the satisfaction and termination of this Agreement.

18.   GOVERNING LAW. This Agreement and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Agreement and the transactions contemplated hereby and thereby shall be governed by, and construed in accordance with, the laws of the State of Florida.

19.   Counterparts. This Agreement and any amendments, waivers, consents or supplements hereto may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or in electronic (i.e., "pdf" or "tif") format shall be effective as delivery of a manually executed counterpart of this Agreement. This Agreement constitutes the entire contract among the parties

with respect to the subject matter hereof and supersede all previous agreements and understandings, oral or written, with respect thereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PLEDGOR:

ZENATECH, Inc.

By: _James Sherman_
James Sherman (Jan 22, 2025 14:29 CST)
Name: James Sherman
Title: President

SECURED PARTY:

Kenneth D. Monie
Kenneth D. Monie (Jan 22, 2025 15:07 CST)

Kenneth D. Monie as agent for the Members
(as defined in the Purchase Agreement)

SCHEDULE 1

PLEDGED INTERESTS

All Purchased Interests of KJM Land Surveyors LLC.

KJM Documents - Part 4 of 4

Final Audit Report 2025-01-22

Created:	2025-01-22
By:	KIMBERLY OKELLEY (kimberly@puretitlecompany.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAYPH4BG2-B1f6ajITzNkxvpEXyfUuSVdS

"KJM Documents - Part 4 of 4" History

Document created by KIMBERLY OKELLEY (kimberly@puretitlecompany.com)
2025-01-22 - 8:22:03 PM GMT

Document emailed to James A. Sherman (jims@advocatecpa.net) for signature
2025-01-22 - 8:22:08 PM GMT

Document emailed to Michael Watts Austin (michaelwattsaustin@gmail.com) for signature
2025-01-22 - 8:22:08 PM GMT

Document emailed to Kenneth D. Monie (kdmonie@kjmsurvey.com) for signature
2025-01-22 - 8:22:09 PM GMT

Email viewed by James A. Sherman (jims@advocatecpa.net)
2025-01-22 - 8:28:09 PM GMT

Email viewed by Michael Watts Austin (michaelwattsaustin@gmail.com)
2025-01-22 - 8:28:11 PM GMT

Signer James A. Sherman (jims@advocatecpa.net) entered name at signing as James Sherman
2025-01-22 - 8:29:28 PM GMT

Document e-signed by James Sherman (jims@advocatecpa.net)
Signature Date: 2025-01-22 - 8:29:30 PM GMT - Time Source: server

Document e-signed by Michael Watts Austin (michaelwattsaustin@gmail.com)
Signature Date: 2025-01-22 - 8:33:20 PM GMT - Time Source: server

Email viewed by Kenneth D. Monie (kdmonie@kjmsurvey.com)
2025-01-22 - 9:04:35 PM GMT

Document e-signed by Kenneth D. Monie (kdmonie@kjmsurvey.com)
Signature Date: 2025-01-22 - 9:07:11 PM GMT - Time Source: server

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Agreement completed.
2025-01-22 - 9:07:11 PM GMT